

Mail Stop 4631

December 8, 2016

Via E-mail
Mr. Vittorio Notarpietro
Chief Financial Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029, Santeramo in Colle, Bari, Italy

> **RE:** **Natuzzi S.p.A.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed May 23, 2016**
> **File No. 1-11854**

Dear Mr. Notarpietro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 36

Results of Operations, page 40

1. We note your disclosure and discussion of EBIT and EBITDA on pages 41, 44 and 48 as well as in your Forms 6-K filed on May 31, 2016, September 23, 2016 and November 17, 2016. Since these represent non-GAAP measures, please enhance your disclosures in future filings to address the following:

    - identify EBIT and EBITDA as non-GAAP performance measures;

    - reconcile EBIT and EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP (net income/loss);

    - explain why management believes each non-GAAP measure provides useful information to investors in your Form 20-F;

- state how management uses each non-GAAP measure in your Form 20-F; and
- eliminate the presentation of EBIT on a per share basis (operating income per share) presented in Selected Financial Data.

Please refer to Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 15. Controls and Procedures, page 85

(a) Disclosure Controls and Procedures, page 85

2.   We note that you concluded your disclosure controls and procedures were effective as of December 31, 2015. Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In light of the fact that you did not timely file your Form 20-F, please more fully explain to us how and why you concluded your disclosure controls and procedures are effective.

Exhibit 13.1

3.   You disclose that the annual report on Form 20-F for the year ended December 31, 2014 fully complies with the requirements of section 13(a) or 15(b) of the Securities Exchange Act of 1934; however, this Form 20-F is for the year ended December 31, 2015. In future filings please ensure your disclosure refers to the correct period covered by your annual report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction